December 11, 2006
VIA EDGAR
Kyle Moffatt
Accounting Branch Chief
Kathryn Jacobson
Staff Accountant
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3720
Washington, DC 20549-7010
Dear Messrs. Moffatt, and Spigel and Ms. Jacobson:
     We are in receipt of your letter dated November 16, 2006 regarding our Form 10-K for the fiscal year ended December 31, 2005 and our Form 10-Q for the fiscal quarter ended September 30, 2006. Our responses to your comments are provided below. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment. We will make any changes discussed in future filings, commencing with our Form 10-K for the fiscal year ending December 31, 2006.
Form 10-K for the Year Ended December 31, 2005
Report of Independent Registered Public Accounting Firm, page 35
1.	We note on pages 35 and 85 that your auditors expressed an adverse opinion on the effectiveness of your internal controls over financial reporting with respect to your revenue recognition for contracts with multiple element arrangements. It appears to us that the errors were confined to the fourth quarter. If so, tell us the nature of the errors, how they occurred, and how you concluded that prior periods, including the first three quarters of fiscal 2005, were not materially impacted. If not, tell us why previously issued financial statements were not restated.

Response: The material weakness that occurred in the fourth quarter related primarily to the recognition of revenue for one customer’s orders that were delivered and paid for in December 2005. Subsequent to December 31, 2005, the Company entered into a multi-element contract with this customer that referenced the orders delivered during the fourth quarter of 2005. Our initial analysis and review resulted in an incorrect conclusion that a fixed and determinable price existed as of December 31, 2005. Although the error was identified by the auditors and by senior management prior to the filing of the financial statements, management concluded that the initial analysis and review had been insufficient and therefore could have resulted in a material misstatement.. Management concluded that the material weakness was a result of staff turnover during the fourth quarter of 2005 and insufficient training in revenue recognition. Management’s tests of internal controls over revenue

December 11, 2006

recognition during the first three quarters of 2005 resulted in the conclusion that the appropriate analysis and review had occurred during those reporting periods.
Consolidated Statements of Cash Flows, page 39
2.	Please refer to the line item captioned “Asset and share purchase of EDC, net of cash acquired” for $66.2 million. On page 40, you disclosed that you paid $81.6 million cash at closing. We are unable to determine from your disclosures elsewhere in the filing what amounts comprised “net of cash acquired.” Please advise.

Response: The asset and share purchase of EDC, net of cash acquired consists of the following:

(In thousands)
Purchase price paid at closing	$81,581
Less cash received to meet certain German regulatory requirements	(7,594)
Less cash assumed in share purchase	(6,724)
Less other	(1,056)

Total, net	$66,207

2. Acquisition of EDC, page 42
3.	Please clarify your disclosure on the pension plan and other employee-related obligations that you assumed in connection with EDC’s German operations. Tell us what you mean by the statement that “Amounts not paid or received in future periods for these assumed liabilities and receivables, with the exception of the pension obligation, will be adjusted through the seller receivable.” In this regard, tell us how these obligations will be funded in the future and if Universal has any future funding commitment.
     Response: EDC assumed certain liabilities, net of certain accounts receivable and other receivables acquired in connection with the share purchase of EDC’s central European operations. Certain of these liabilities assumed and assets acquired were based on estimates, and the actual amounts paid or collected may differ from the amount estimated for the liability assumed or asset acquired at the time of the acquisition. Under the terms of the share purchase agreement, Universal reimburses EDC for actual amounts disbursed by EDC as payment of these liabilities, net of actual amounts collected by EDC as payment on the assets. The liabilities assumed primarily included trade accounts payable, employee related and other accrued liabilities.

December 11, 2006

For the pension obligation assumed, EDC and Universal negotiated a fixed amount that Universal funded. This amount was paid by Universal at the closing and is held in escrow by EDC and released as the prior service pension obligations are paid. The amount funded was based on actuarial estimates at the time of the acquisition. The pension obligation was unfunded prior to the acquisition by EDC. Any difference in the actual amount paid and the initial estimated liability funded by Universal is EDC’s funding responsibility subsequent to the acquisition date. Universal has no continuing obligation to EDC for pension obligations. The impact of changes to the actuarial estimates subsequent to the acquisition date are reflected in EDC’s pension liability each reporting period and are recognized in EDC’s income statement.
Under the agreement with Universal and as disclosed in the Form 10-K, Universal’s reimbursement obligation was initially set a $52.3 million (€41.9 million), including the fixed amount of $24.1 million (€19.3 million) for the pension obligation and employee loan obligations. As of the end of the fiscal year covered by the Form 10-K and as disclosed in the Form 10-K, of the initial reimbursement obligation estimated at $52.3 million, $39.3 million had been paid by Universal. The remaining $13.0 million was to be paid as the liabilities became due and to date $4.1 million of this has now been paid. The $24.1 million paid by Universal at the closing to fund the pension obligations and employee loan obligations will be held in escrow until May 31, 2010. Given that the reimbursement obligation has essentially been satisfied, we do not believe as detailed disclosure will be required in future filings. However, to the extent future filings are required to include a discussion of this reimbursement arrangement, we will revise the disclosure.
3. Summary of Significant Accounting Policies
Inventories, page 45
4.	Please refer to the first paragraph herein. Provide us with more details of your accounting for inventory at the EDC division, particularly your inventory pass-through reimbursement arrangements with Universal.

Response: EDC’s inventories consist primarily of raw materials, including polycarbonates used in the manufacture of CD’s and DVD’s, polystyrene used in the manufacture of jewel boxes, and finished jewel boxes. The inventories are recorded at the lower of cost or market.. EDC holds minimal finished goods inventory as CD’s and DVD’s are manufactured to order and title to the finished goods transfers when EDC invoices Universal. EDC’s contractual base CD price charged to Universal was calculated using market costs for polycarbonate and polystyrene as of the date the ten-year supply agreements were entered into. Under the terms of the contract, this base price fluctuates over the ten-year supply agreement only by increases or decreases to the market price of polycarbonate and polystyrene, calculated based on the daily average net price. On an annual basis, the fixed base price is adjusted to reflect current pricing for these raw materials. On a quarterly basis, any increases or decreases that we experience related to the market price of these raw materials are effectively “passed through” to Universal through the pricing mechanism via additional billings or credits, and are accounted for as gross revenue.

December 11, 2006

5.	Describe in detail how you generate revenues from EDC’s arrangement with Universal.

Response: EDC provides manufacturing and distribution services to Universal. Revenues from the manufacturing services are generated through the manufacture of CD’s and DVD’s based on specific orders received from Universal. A per unit price is charged for each CD or DVD manufactured. Revenues from distribution services are generated by providing pick, pack, ship or returns processing services on behalf of Universal. Services are billed to Universal based on the number and size of orders picked, packed and shipped, or returns processed.
Form 10-Q for the Quarter Ended September 30, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
EDC, page 34
6.	We note that Messaging’s revenues declined by 27%, due primarily to the loss of a major customer (Sprint Nextel). Tell us if an impairment condition has occurred and whether you have tested Messaging’s long-lived assets for recoverability. Refer to paragraph 8 of SFAS 144.

Response: In accordance with paragraph 8 of SFAS 144, we identified the decline in Messaging revenues as an indicator of impairment. As a result we performed a test for recoverability of the Messaging assets to be “held and used” as of September 30, 2005. Based on the estimated future net undiscounted cash flows expected to be generated from the use of the long-lived assets and eventual disposal compared to the carrying amount of the long-lived asset group, we concluded that an impairment does not exist.
14. Commitments and Contingencies, page 24
7.	We note that you have conducted an internal investigation of the stock option backdating allegation. Please be aware of your responsibility to file a Form 8-K Item 4.02, should you conclude that your investors can no longer rely on your previously issued financial statements.

Response: Our investigation is currently in process. We are aware of our responsibility to file a Form 8-K Item 4.02 should our investigation result in our conclusion that investors can no longer rely on our previously issued financial statements. To date, no such conclusion has been reached.

December 11, 2006

     The Company acknowledges that:
     (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
     (2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and
     (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding the foregoing responses, please contact the undersigned at (212) 333-8476.

Very truly yours, Glenayre Technologies Inc.
/s/ Debra Ziola
Debra Ziola
Chief Financial Officer